SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2004

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    |X|         Form 20-F         |_|     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated August 31, 2004.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              AMERICAN ISRAELI PAPER MILLS LTD.
                                             (Registrant)


                                             By: /s/  Israel Eldar
                                                 -------------------------------
                                                 Name:  Israel Eldar
                                                 Title: Controller

Dated:  August 31, 2004.


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                                  EXHIBIT INDEX
                                  -------------


      EXHIBIT NO.           DESCRIPTION
      -----------           -----------

           1.               Press release dated August 31, 2004.

                                    EXHIBIT 1
                                    ---------



                                       NEWS

                                       Client:AMERICAN ISRAELI PAPER MILLS LTD.

                                       Agency Contact: PHILIP Y. SARDOFF

                                       For Release: IMMEDIATE





             AMERICAN ISRAELI PAPER MILLS LTD. ANNOUNCES THE SIGNING

                 OF A TERM SHEET FOR THE PURCHASE OF NATURAL GAS



Hadera, Israel, August 31, 2004 - American Israeli Paper Mills Ltd. (ASE: AIP) (the "Company") announced today that it had signed yesterday (August 30, 2004) a term sheet for the purchase of natural gas from the partners in the Thetis Sea Group (Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Avner Oil Exploration Limited Partnership and Delek Investments and Properties Ltd.).

The AIPM Group, as one of the largest cogeneration producers of steam and electricity in Israel, regularly invests in the improvement and streamlining of manufacturing processes, while promoting environmental aspects and meeting strict standards. As part of its development plan and in light of the availability of natural gas in Israel and the initial delivery of such gas to private consumers in the coming year, the Company is immediately preparing for converting its energy generation systems from using heavy fuel oil to natural gas, a conversion that will bring about a significant savings in its energy costs.

This process will be implemented in several stages. Initially, the steam boiler located at the Company plant in Hadera will be converted to the use of natural gas. The conversion of the steam boiler entails an investment of approximately $3 million and was approved by the Company's Board of Directors that convened on August 11, 2004. This conversion is scheduled to be performed in the first half of 2005. The Company subsequently plans to join additional parties in establishing a 400-megawatt electricity and thermal cogeneration plant, at an overall investment estimated at $250 million. The aim of the investment is to take advantage of the Company's capability to be a low cost and efficient co-generator producer of electricity, and to make a significant contribution to its financial results.

As part of the above-mentioned process, the said term sheet was signed, pursuant to which the Company will purchase natural gas from the Thetis Sea Partnership over a period that will end at the earliest of the following dates:

     1.   15 years.
     2. The date of completion of the delivery of an overall quantity of natural gas, as determined in the agreement (minimum 0.4 BCM and maximum 3 BCM).

The financial volume of the term sheet lies between $35 million and $260 million over the term of the agreement.

The said period may be shortened, under certain conditions determined in the term sheet.

It was further stipulated that the purchase of the natural gas was contingent upon the completion of the laying of a natural gas pipeline to Hadera, by a date to be agreed upon between the parties.

The term sheet is subject to the signing of a binding agreement.

In parallel, the Company is examining possibilities of acquiring additional quantities of natural gas, necessary for the completion of its plans.